MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Twelve Months Ended September 30, 2012	Year Ended December 31, 2011
	(In thousands of dollars)
Earnings Available for Fixed Charges:
Net Income (a)	$126,682	$223,842
Income Taxes	61,156	110,273
	187,838	334,115
Rents (b)	13,838	13,568
Interest (c)	82,979	86,505
Total Earnings Available for Fixed Charges	$284,655	$434,188

Preferred Dividend Requirements	$685	$685
Ratio of Income Before Income Taxes to Net Income	148%	149%
Preferred Dividend Factor on Pretax Basis	1,014	1,021
Fixed Charges (d)	101,798	106,348
Combined Fixed Charges and Preferred Stock Dividends	$102,812	$107,369
Ratio of Earnings to Fixed Charges	2.8x	4.1x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.8x	4.0x

(a)	Net income excludes undistributed income for equity investees.

(b)	Represents interest portion of rents estimated at 33 1/3%.

(c)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(d)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).